On March 21, 2005, the fund issued 47,117,436; 7,626,046;
953,897; and 535,178 class A, class B, class C and class
M shares, respectively, in exchange for 69,692,992; 11,303,507; 1,410,792; and 791,929 class A, class B, class C and class M shares of Putnam Municipal Income Fund to acquire that funds net assets in a tax-free exchange approved by the shareholders. The net assets of the fund and Putnam Municipal Income Fund on March 18, 2005, valuation date, were $965,443,835 and $722,220,765 respectively. On March 18, 2005, Putnam Municipal Income
Fund had distributions in excess of net investment income of $114,175, accumulated net realized loss of $57,858,443 and unrealized appreciation of $28,646,579. The aggregate net assets of the fund immediately following the acquisition were $1,687,664,600.

Information presented in the Statement of operations and changes in net assets reflect only operations of Putnam
Tax-Free High Yield Fund.